UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-176566
PLATINUM ENERGY SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)
2100 West Loop South, Suite 1400 Houston, Texas 77027 (713) 622-7731
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
14.25% Senior Secured Notes due 2015 Guarantee of 14.25% Senior Secured Notes due 2015
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☐
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record of the 14.25% Senior Secured Notes due 2015 as of the certification or notice date: Fewer than 30 holders (based on 1/30/2013 DTC position report).
Pursuant to the requirements of the Securities Exchange Act of 1934, Platinum Energy Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 2, 2013	By:	/s/ J. Clarke Legler, II
	Name:	J. Clarke Legler, II
	Title:	Chief Financial Officer and Secretary